

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via Email
Manfredi Mazziotti di Celso
Chief Executive Officer
ITP Energy Corporation
Via Federico Zuccari, 4
Rome, Italy 00153

> **Re:**   **ITP Energy Corporation**
> **Current Report on Form 8-K, as amended by**
> **Amendment No. 1**
> **Filed June 24, 2011**
> **File No. 005-80683**

Dear Mr. Mazziotti di Celso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated May 31, 2011 and are unable to agree. The safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to any issuer whose stock is considered a penny stock.   Your common stock is considered a penny stock and you issued common stock in connection with the reverse merger. Therefore, please remove the references to the safe harbor.

2.   We note your response to comment four from our letter dated May 31, 2011. Please revise your filing to incorporate your response.

Manfredi Mazziotti di Celso
ITP Energy Corporation
June 30, 2011
Page 2

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        Enrico A. Pellegrini
        Pellegrini & Mendoza LLP